UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-10315

HealthSouth Corporation
(Exact name of Registrant as specified in its Charter)

3660 Grandview Parkway, Suite 200, Birmingham, Alabama 35243 and (205) 967-7116
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Warrants to Purchase Common Stock ($41.40 per share)
(Title of each class of securities covered by this Form)

Common Stock, $0.01 par value
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)         ☒
Rule 12g-4(a)(2)         ☐
Rule 12h-3(b)(1)(i)     ☐
Rule 12h-3(b)(1)(ii)     ☐
Rule 15d-6         ☐
Rule 15d-22(b)         ☐

Approximate number of holders of record as of the certification or notice date: none

Pursuant to the requirements of the Securities Exchange Act of 1934 HealthSouth Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 22, 2017             By: /s/ Patrick Darby
Patrick Darby
Executive Vice President, General Counsel and Corporate Secretary